UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 31, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by the directors of major subsidiaries of Sasol during October 2012


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of Sasol:

Director
Subsidiary
M Radebe
Sasol Oil (Pty) Ltd
Option offer date
15 September 2005
Option offer price
R218.00
Exercise date
17 September 2012
Exercise price
Number of share options
R398.02
6 100
Class of shares
Nature of transaction
Total value of transaction
Ordinary no par value
Exercise of share options
Not applicable as no purchase
or sale has taken place
Nature and extent of Director's
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
Subsidiary
M Radebe
Sasol Oil (Pty) Ltd
Option offer date
14 September 2006
Option offer price
R232.38
Exercise date
17 September 2012
Exercise price
Number of share options
R398.02
1 900
Class of shares
Nature of transaction
Total value of transaction
Ordinary no par value
Exercise of share options
Not applicable as no purchase
or sale has taken place
Nature and extent of Director's
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes




Director
Subsidiary
C F Rademan
Sasol Synfuels (Pty) Ltd
Option offer date
15 September 2005
Option offer price
R218.00
Exercise date
18 September 2012
Exercise price
Number of share options
R390.00
3 700
Class of shares
Nature of transaction
Total value of transaction
Ordinary no par value
Exercise of share options
Not applicable as no purchase
or sale has taken place
Nature and extent of Director's
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
Subsidiary
C F Rademan
Sasol Synfuels (Pty) Ltd
Option offer date
14 September 2006
Option offer price
R232.38
Exercise date
18 September 2012
Exercise price
Number of shares
R390.00
2 600
Class of shares
Nature of transaction
Total value of transaction
Ordinary no par value
Exercise of share options
Not applicable as no purchase
or sale has taken place
Nature and extent of Director's
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

02 October 2012
Johannesburg

Sponsor: Deutsche Securities (SA) (Proprietary) Limited







Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of Sasol:

Director
J C A Naude
Subsidiary
Sasol Synfuels (Pty)Ltd
Date transaction effected
4 October 2012
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
02 October 2012
Exercise price
R379,90
Number of shares
8 200
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction

R1 787 600,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
J C A Naude
Subsidiary
Sasol Synfuels (Pty)Ltd
Date transaction effected
4 October 2012
Option offer date
14 September 2006
Option offer price
R232,38
Exercise date
02 October 2012
Exercise price
R379,90
Number of shares
5 400
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction

R1 254 852,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

05 October 2012
Johannesburg

Sponsor: Deutsche Securities (SA) (Proprietary) Limited


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of Sasol:

Director
Subsidiary
C F Rademan
Sasol Synfuels (Pty) Ltd
Date transaction effected
Option offer date
Option offer price
Exercise date
Exercise price
5 October 2012
15 September 2005
R218,00
18 September 2012
R390,00
Number of shares
3 700
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
R380,00
Total value of sale
transaction
R1 406 000,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes


Director

C F Rademan
Subsidiary
Sasol Synfuels (Pty) Ltd
Date transaction effected
5 October 2012
Option offer date
14 September 2006
Option offer price
R232,38
Exercise date
18 September 2012
Exercise price
R390,00
Number of shares
2 600
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
Total value of sale
transaction
R380,00
R988 000,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes


Director
A de Klerk
Subsidiary
Sasol Synfuels (Pty)Ltd
Date transaction effected
5 October 2012
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
13 October 2008
Exercise price
R260,00
Number of shares

Exercise date
Exercise price
Number of shares

Exercise date
Exercise price
Number of shares

Total number of shares
4 500

15 October 2008
R260,25
4 500

11 August 2011
R307,01
9000

18 000
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction

R3 924 000,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

08 October 2012
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: October 31, 2012		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary